(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports First Quarter 2019 Results, Reaffirms Full Year Sales and Adjusted EPS Guidance, and Announces Plans for Major Capacity Expansion

•	Q1 2019 sales of $624 million, GAAP diluted EPS of $0.11, and adjusted diluted EPS[1] of $0.16 at top end of guidance range

•	Company announces land purchase in Bangladesh for approximately $45 million as part of major South-east Asian capacity expansion initiative to support international growth

•	Company reaffirms sales and adjusted diluted EPS guidance for 2019

Montreal, Wednesday, May 1, 2019 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the first quarter ended March 31, 2019 and updated its full year guidance. The Company also announced the completion of the purchase of a sizable land parcel in Bangladesh as part of its new capacity expansion initiative to develop large-scale vertically-integrated manufacturing in South-east Asia to support expected sales growth.

Results for the first quarter were in line with expectations, setting the Company on track to deliver on its full year sales and EPS targets for 2019. GAAP diluted EPS for the first quarter totaled $0.11, and consistent with the Company's guidance as updated on March 26, 2019, adjusted diluted EPS of $0.16 came in at the high end of the Company's guidance range of $0.14 to $0.16. As expected, earnings were down for the quarter versus last year due to anticipated factors, including the impact on sales from lower levels of distributor restocking and higher raw material and other input cost pressures. In addition, the earnings decline reflected a $0.12 per share trade accounts receivable impairment charge primarily related to the wind down of the Heritage Sportswear operations which is under receivership, as previously announced on March 26, 2019. Net sales were down 3.6% in the first quarter and were better than the Company's guidance which called for a decline in the mid to high-single-digit range, primarily due to stronger than anticipated sales of fleece products and an earlier start of initial shipments of the Company's new private label men's underwear program which will be available to consumers in the second quarter.

During the quarter, we continued to execute on supply chain initiatives aimed at driving increased operational efficiency across our manufacturing base and from which cost benefits are expected to start materializing meaningfully in the fourth quarter of 2019 and benefiting gross margins in 2020. We also continued with efforts to reduce SG&A as we work towards achieving a 2020 target of lowering SG&A as a percentage of sales to 12% or better. Finally, on April 9, 2019, we completed the purchase of land in Bangladesh which is intended to be used to expand our global textile and sewing operations. Our plans consist of the development of a large multi-plant manufacturing complex which is currently expected to include two large textile facilities and related sewing operations. Once fully operational, this complex is expected to provide capacity to service over $500 million in sales. Over the next twenty-four months, the Company plans to construct and develop the first textile facility at the complex. Initial production at the facility is expected to start in the latter part of 2021. The Company believes the build out of a large-scale manufacturing hub in South-east Asia will significantly enhance its positioning to service international markets and support other key sales growth drivers.

Operating results
During the first quarter, we generated sales of $623.9 million, down 3.6% compared to the prior year quarter reflecting declines of 4.1% in activewear and 1.8% in the hosiery and underwear category. As expected, the decline in activewear, where we generated $493.6 million in sales for the quarter, was primarily due to lower levels of distributor restocking of imprintables compared to the level of restocking that occurred in the first quarter last year in advance of the price increase implemented in March 2018. These factors were partly offset by double digit growth in fleece shipments,

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

which drove more favourable product-mix, and the impact of higher net selling prices. The slight sales decline in the hosiery and underwear category, where we saw $130.4 million in overall sales, was mainly attributable to lower Gildan® branded socks and underwear sales in the mass retail channel, which was largely offset by higher socks sales of licensed and global lifestyle brands compared to last year as well as the benefit of earlier than anticipated shipments of a new private label men's underwear program in the mass channel, for which initial shipments began towards the end of the first quarter.

Gross margin in the first quarter of 2019 of 25.8% was down 140 basis points over the same period last year. The decrease in gross margin compared to the prior year quarter, which was expected, was primarily due to higher raw material and other input costs, including inflationary pressures, and unfavourable foreign exchange, partly offset by the benefit of higher net selling prices and more favourable product-mix.

SG&A expenses for the first quarter of 2019 of $93.0 million were at the same level as in the prior year quarter. As a percentage of sales, SG&A expenses were 14.9%, or 60 basis points higher than the prior year quarter, primarily reflecting the lower level of sales in the quarter compared to last year.

During the first quarter of 2019, the Company recorded an impairment of trade accounts receivable of $24.4 million, of which $21.7 million related to the wind down of operations of Heritage Sportswear which is under receivership, as announced on March 26, 2019, and $2.5 million related to the bankruptcy of Payless ShoeSource. Consequently, operating income of $32.7 million and adjusted operating income1 of $43.3 million were down $43.6 million and $39.4 million, respectively, compared to the same period last year, reflecting the lower sales base, inflationary cost pressures on gross profit, and the trade receivable impairment charge.

Net earnings for the three months ended March 31, 2019 amounted to $22.7 million, or $0.11 per share on a diluted basis, compared with net earnings of $67.9 million, or $0.31 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs in both years, Gildan reported adjusted net earnings1 of $32.8 million, or $0.16 per share on a diluted basis, down from $74.6 million, or $0.34 per share on a diluted basis in the first quarter of 2018 mainly due to the decline in operating income and higher net financial expenses. The earnings decline on a per share basis was partly offset by the benefit of a lower share count compared to the prior year.

The Company consumed $127.8 million of free cash flow1 in the first quarter of 2019 compared to $40.0 million of free cash flow consumed in the first quarter last year mainly as a result of lower earnings in the quarter, as anticipated, and higher working capital requirements, including planned inventory build. During the first quarter of 2019, capital expenditures totaling $22.8 million related primarily to investments in textile capacity expansion, including the ramp up of our new Rio Nance 6 facility, and related sewing expansion, as well as investments in information technology. During the first quarter of 2019, the Company repurchased 876,459 common shares at a total cost of approximately $31.0 million pursuant to its normal course issuer bid (NCIB) programs. The Company ended the first quarter of 2019 with net debt1 of $891.5 million and a net debt leverage ratio1 of 1.6 times net debt to trailing twelve months adjusted EBITDA1, in line with the Company's target leverage.

Outlook
The Company is now projecting 2019 GAAP diluted EPS of $1.75 to $1.85 and adjusted diluted EPS of $1.90 to $2.00, on projected sales growth in the mid-single-digit range. Sales and adjusted diluted EPS guidance is unchanged since the Company’s update on March 26, 2019. The GAAP EPS range compares to our previous guidance of $1.80 to $1.90, which reflected previously projected restructuring and acquisition-related costs of approximately $20 million. After refining and incorporating estimates related to further manufacturing integration, including the consolidation of Canadian sheer hosiery manufacturing within the Company's global supply chain and additional sales and marketing initiatives to drive further operational efficiencies across the organization, the Company is now projecting restructuring and acquisition-related costs to be in the range of $30 million. With the completion of the land acquisition in Bangladesh for approximately $45 million in cash, the Company has updated its capital expenditure projection to be approximately $175 million compared to its previous guidance of $125 million.  Consequently, free cash flow generation for 2019 is now expected to be in the range of $300 to $350 million compared to $350 to $400 million previously.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Adjusted EBITDA is now projected to be in excess of $605 million after reflecting the trade receivable charge in the quarter, compared to in excess of $630 million previously.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.134 per share, payable on June 10, 2019 to shareholders of record on May 16, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of outstanding share data
As at April 26, 2019, there were 206,190,492 common shares issued and outstanding along with 2,347,051 stock options and 105,969 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss first quarter 2019 results and its business outlook today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 48515821#. A replay will be available for 30 days starting at 7:30 PM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q1 2019	Q1 2018	Variation (%)
Net sales	623.9	647.3	(3.6)%
Gross profit	160.7	175.8	(8.6)%
SG&A expenses	93.0	92.9	0.1%
Impairment of trade accounts receivable	24.4	0.2	n.m.
Restructuring and acquisition-related costs	10.6	6.4	65.6%
Operating income	32.7	76.3	(57.1)%
Adjusted operating income(1)	43.3	82.7	(47.6)%
Adjusted EBITDA(1)	83.4	124.1	(32.8)%
Financial expenses	9.1	5.2	75.0%
Income tax expense	0.9	3.2	(71.9)%
Net earnings	22.7	67.9	(66.6)%
Adjusted net earnings(1)	32.8	74.6	(56.0)%

Basic EPS	0.11	0.31	(64.5)%
Diluted EPS	0.11	0.31	(64.5)%
Adjusted diluted EPS(1)	0.16	0.34	(52.9)%

Gross margin	25.8%	27.2%	(1.4) pp
SG&A expenses as a percentage of sales	14.9%	14.3%	0.6 pp
Operating margin	5.2%	11.8%	(6.6) pp
Adjusted operating margin(1)	6.9%	12.8%	(5.9) pp

Cash flows used in operating activities	(105.2)	(17.6)	n.m.
Capital expenditures	22.8	22.4	1.8%
Free cash flow(1)	(127.8)	(40.0)	n.m.
n.m. = not meaningful

As at	Mar 31, 2019	Dec 30, 2018
Inventories	1,008.3	940.0
Trade accounts receivable	394.4	317.2
Net indebtedness(1)	891.5	622.3
Net debt leverage ratio(1)	1.6	1.0
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions, or otherwise indicated)	Q1 2019	Q1 2018	Variation (%)
Activewear	493.6	514.5	(4.1)%
Hosiery and underwear	130.4	132.8	(1.8)%
	624.0	647.3	(3.6)%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions, or otherwise indicated)	Q1 2019	Q1 2018	Variation (%)
United States	530.8	555.8	(4.5)%
Canada	25.8	25.4	1.6%
International	67.3	66.0	2.0%
	623.9	647.2	(3.6)%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2019	Q1 2018
Net earnings	22.7	67.9
Adjustments for:
Restructuring and acquisition-related costs	10.6	6.4
Income tax expense (recovery) relating to restructuring and acquisition-related actions	(0.5)	0.3
Adjusted net earnings	32.8	74.6
Basic EPS	0.11	0.31
Diluted EPS	0.11	0.31
Adjusted diluted EPS	0.16	0.34

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q1 2019	Q1 2018
Operating income(1)	32.7	76.3
Adjustment for:
Restructuring and acquisition-related costs	10.6	6.4
Adjusted operating income(1)	43.3	82.7

Operating margin	5.2%	11.8%
Adjusted operating margin	6.9%	12.8%
(1) Operating income and adjusted operating income were positively impacted by approximately $1.0 million due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019. Prior year operating income and adjusted operating income were not impacted.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2019	Q1 2018
Net earnings	22.7	67.9
Restructuring and acquisition-related costs	10.6	6.4
Depreciation and amortization	40.1	41.4
Financial expenses, net	9.1	5.2
Income tax expense	0.9	3.2
Adjusted EBITDA(1)	83.4	124.1
(1) Adjusted EBITDA was positively impacted by approximately $4.0 million due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019. Prior year adjusted EBITDA was not impacted.

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2019	Q1 2018
Cash flows used in operating activities	(105.2)	(17.6)
Cash flows used in investing activities	(23.9)	(22.5)
Adjustment for:
Business acquisitions	1.3	0.1
Free cash flow(1)	(127.8)	(40.0)
(1) Free cash flow increased by approximately $3.0 million due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019. Prior year free cash flow was not impacted.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

(in U.S.$ millions)	Mar 31, 2019	Dec 30, 2018
Long-term debt and total bank indebtedness	888.0	669.0
Lease obligations	84.5	—
Total indebtedness	972.5	669.0
Cash and cash equivalents	(81.0)	(46.7)
Net indebtedness	891.5	622.3

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Mar 31, 2019	Dec 30, 2018
Adjusted EBITDA for the trailing twelve months	554.8	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	554.8	595.5
Net indebtedness	891.5	622.3
Net debt leverage ratio(1)	1.6	1.0

(1) The net debt leverage ratio increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2019. The prior year net debt leverage ratio was not impacted.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, capital expenditures, and capacity expansion plans. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2019 and for the fiscal year ended December 30, 2018 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim & Preux™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 52,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Garry Bell Vice President, Corporate Marketing and Communications (514) 744-8600 gbell@gildan.com

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